FORM C	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	**OMB APPROVAL**
FORM C		**OMB Number: ####-####**
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Form C: Filer Information

Filer CIK:	0001941761
Filer CCC:	6*psxgnp
Is this a LIVE or TEST Filing?	⦿ LIVE ○ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
Would you like a Return Copy?	☐

Submission Contact Information

Name:	John Ross Salcido
Phone Number:	323-823-6366
Contact E-Mail Address:	john.salcido.js@gmail.com
Notify via Filing Website only?	☑
Notification Email Address:	john.salcido.js@gmail.com
Notification Email Address:	msherwood@wevidit.com

Form C: Issuer Information

Issuer Information

Name of Issuer:	92East LLC

Legal Status of Issuer:

Form:	Limited Liability Company
Jurisdiction of Incorporation/Organization:	CALIFORNIA
Date of Incorporation/Organization:	06-23-2022

Physical Address of Issuer:

Address 1:	6312 MURIETTA AVE
City:	VAN NUYS
State/Country:	CALIFORNIA
Mailing Zip/Postal Code:	91401
Website of Issuer:	www.wevidit.com/
Is there a Co-issuer?	○ Yes ⦿ No

Intermediary through which the Offering will be Conducted:

CIK:	0001883789
Company Name:	WeVidIt, Inc.

| Commission File Number: | 007-00328 |
| CRD Number: | 317216 |

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	5% of the offering amount upon successful fundraising and be entitled to reimbursement for out-of-pocket third-party expenses it pays or incurs on behalf of the Issuer in connection with the offering.
Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	2.5% of the equity stake of the Issuer upon a successful fundraising.
Type of Security Offered:	Common Stock
Target Number of Securities to be Offered:	2370000
Price:	1.00000
Price (or Method for Determining Price):	A prorated portion of the total principal value of $2,370,000.00; interests will be sold in increments of $1.
Target Offering Amount:	2370000.00
Maximum Offering Amount (if different from Target Offering Amount):	5000000.00
Oversubscriptions Accepted:	⦿ Yes ◯ No
If yes, disclose how oversubscriptions will be allocated:	First-come, first-served basis
Deadline to reach the Target Offering Amount:	02-01-2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:	2.00
Total Assets Most Recent Fiscal Year-end:	0.00
Total Assets Prior Fiscal Year-end:	0.00
Cash and Cash Equivalents Most Recent Fiscal Year-end:	0.00
Cash and Cash Equivalents Prior Fiscal Year-end:	0.00
Accounts Receivable Most Recent Fiscal Year-end:	0.00
Accounts Receivable Prior Fiscal Year-end:	0.00
Short-term Debt Most Recent Fiscal Year-end:	0.00

| Short-term Debt Prior Fiscal Year-end: | 0.00 |

| Long-term Debt Most Recent Fiscal Year-end: | 0.00 |

| Long-term Debt Prior Fiscal Year-end: | 0.00 |

| Revenue/Sales Most Recent Fiscal Year-end: | 0.00 |

| Revenue/Sales Prior Fiscal Year-end: | 0.00 |

| Cost of Goods Sold Most Recent Fiscal Year-end: | 0.00 |

| Cost of Goods Sold Prior Fiscal Year-end: | 0.00 |

| Taxes Paid Most Recent Fiscal Year-end: | 0.00 |

| Taxes Paid Prior Fiscal Year-end: | 0.00 |

| Net Income Most Recent Fiscal Year-end: | 0.00 |

| Net Income Prior Fiscal Year-end: | 0.00 |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ALABAMA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ALASKA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ARIZONA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ARKANSAS |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | CALIFORNIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | COLORADO |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | CONNECTICUT |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | DELAWARE |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | DISTRICT OF COLUMBIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | FLORIDA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | GEORGIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | HAWAII |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | IDAHO |

| Using the list below, select the jurisdictions in which the issuer intends to | ILLINOIS |

offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	INDIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IOWA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KENTUCKY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	LOUISIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MAINE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MARYLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MASSACHUSETTS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MICHIGAN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO
Using the list below, select the jurisdictions in which the issuer intends to	OKLAHOMA

offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PUERTO RICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALBERTA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	BRITISH COLUMBIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MANITOBA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW BRUNSWICK, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEWFOUNDLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NOVA SCOTIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ONTARIO, CANADA
Using the list below, select the jurisdictions in which the issuer intends to	PRINCE EDWARD ISLAND, CANADA

offer the securities:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	QUEBEC, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SASKATCHEWAN, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	YUKON, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CANADA (FEDERAL LEVEL)

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	92East LLC
Signature:	John Ross Salcido
Title:	Co-President/ Executive Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	John Ross Salcido
Title:	Co-President/ Executive Producer
Date:	08-19-2022